EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiaries	Jurisdiction of Incorporation

inTEST Silicon Valley Corporation	Delaware
Temptronic Corporation (a)	Delaware
inTEST PTE, Ltd.	Singapore
inTEST Thermal Solutions GmbH	Germany

(a) Doing business as inTEST Thermal Solutions Corp.